1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2013

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date July 29, 2013	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT

RESULTS ESTIMATE FOR THE FIRST HALF OF THE YEAR

This announcement is made pursuant to the disclosure obligations under Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	RESULTS ESTIMATE FOR THE PERIOD

(1)	Results estimate period:

From 1 January 2013 to 30 June 2013 (the “Period”).

(2)	Previous results estimate:

Yanzhou Coal Mining Company Limited (the “Company”) previously estimated in its first quarterly results announcement on 25 April 2013 that the net profit of the Company and its subsidiaries (the “Group”) attributable to the equity holders of the Company for the period from January to June 2013 to be drawn up in conformity with China Accounting Standards for Business Enterprises (CASBE) was expected to represent a decrease exceeding 75% as compared to that of the corresponding period in 2012 (the “Previous Results Estimate”).

(3)	Results estimate for the Period

Following the Company’s financial department’s further calculation, it is now expected that the Group’s net profit attributable to the equity holders of the Company may record a loss of approximately RMB2,350 million for the Period. Detailed results will be disclosed in the 2013 interim report of the Company.

(4)	Financial data in relation to the above results estimate has not yet been audited by the Company’s auditors.

2.	RESULTS FOR THE CORRESPONDING PERIOD IN THE LAST YEAR (1 JANUARY 2012 TO 30 JUNE 2012)

(1)	Net profit attributable to the equity holders of the Company: RMB4,906.2 million.

(2)	Basic earnings per share: RMB0.9975 per share.

3.	REASONS FOR THE CHANGE IN RESULTS ESTIMATE

The main reasons for the difference between the Previous Results Estimate the current results estimate for the Period are set out below:

(1)	The changes in exchange rate resulted in a book exchange loss of approximately RMB3,260 million for the second quarter of the Group in 2013. Such exchange loss caused a decrease of RMB1,790 million in the net profit attributable to the equity holders of the Company in the first half year of 2013 as compared to that in the Previous Results Estimate. As the changes in exchange rate is a factor out of the control of the Company, the Company had not taken into account the possible exchange rate gain and loss in the Previous Results Estimate.

(2)	The fair value of some coal mines of the Group decreased due to the continued decline of the coal price. The provision of impairment for the second quarter in 2013 was approximately RMB2,030 million. Such provision resulted in a decrease of RMB1,120 million in the net profit attributable to the equity holders of the Company in the first half year of 2013 as compared to that in the Previous Results Estimate.

(3)	The decline of the sales price of the Group’s self-produced coal products resulted in a decrease of RMB890 million in the net profit attributable to the equity holders of the Company in the first half year of 2013 as compared to that in the Previous Results Estimate.

The comprehensive average sales price of the Company’s self-produced coal products in the first quarter of 2013 was RMB550.34 per ton. The comprehensive average sales price in the second quarter of 2013 was estimated to be RMB533.65 per ton in the Previous Results Estimate. However, the actual average sales price in the second quarter of 2013 was RMB466.58 per ton.

4.	RISK ALERT

The board of directors of the Company (the “Board”) hereby alerts the investors that the results estimate set forth above represents a preliminary estimate based on CASBE and has not been audited. Exact figures are subject to the disclosure to be made in the 2013 interim report of the Company. The Company’s shareholders and potential investors are advised to exercise caution when dealing in the securities of the Company and be mindful of risks associated with their investments.

5.	APOLOGETIC STATEMENT OF THE BOARD

The Company and the Board would like to make an apology to the investors for any inconvenience caused by this announcement. The Board will procure that the management of the Company will strengthen the scientificalness and accuracy of future results estimate.

By order of the board of directors

Yanzhou Coal Mining Company Limited

Zhang Baocai

Director and Company Secretary

Zoucheng, Shandong Province, the PRC

29 July 2013

As at the date of this announcement, the Directors are Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC